UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

ProPhase Labs, Inc.

(Name of Issuer)

Common Stock, $.0005 per share

(Title of Class of Securities)

74345W108

(CUSIP Number)

Braden M. Leonard,  BML Capital Management, LLC  65 E Cedar - Suite 2  Zionsville,  Indiana  46077  Phone : 3173442447

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 09, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BML Investment Partners, L.P. (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,322,627 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,322,627 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,322,627 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.6 (2)%

14	TYPE OF REPORTING PERSON
PN

(1) BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b)(1) of the Act.

(2) Calculated based on 17,080,776 shares of ProPhase Labs, Inc.(the “Issuer’s”) common stock, par value $0.0005 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 15, 2016.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Braden M. Leonard (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,322,627 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,322,627 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,322,627 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.6 (2)%

14	TYPE OF REPORTING PERSON
IN

(1) BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b)(1) of the Act.

(2) Calculated based on 17,080,776 shares of ProPhase Labs, Inc.(the “Issuer’s”) common stock, par value $0.0005 per share, as reported on the Issuer’s Form 8K filed with the Securities and Exchange Commission on November 15, 2016.

Item 1.	Security and Issuer

This Schedule 13D relates to common stock, par value $0.0005 per share (the “Common Stock”) of ProPhase Labs, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 621 N. Shady Retreat Road, Doylestown, PA, United States.

Item 2.	Identity and Background

(a)
This statement is being filed by BML Investment Partners, L.P., a Delaware limited partnership. BML Capital Management,LLC, an Indiana limited liability company, is the general partner to BML Investment Partners, L.P. Braden M. Leonard is the sole managing member of the general partner

(b)
BML Investment Partners, L.P. - The business address of BML Investment Partners, L.P., is 65 E Cedar – Suite 2, Zionsville, IN 46077.

BML Capital Management, LLC. - The business address of BML Capital Management, LLC, is 65 E Cedar – Suite 2, Zionsville, IN 46077.

Braden M. Leonard - Mr. Leonard’s business address is 65 E Cedar – Suite 2, Zionsville, IN 46077.

(c)
BML Investment Partners, L.P. - The principal business of BML Investment Partners, L.P. is to purchase, sell, trade and invest in securities.

BML Capital Management, LLC. - The principal business of BML Capital Management, LLC is to serve as the general partner to BML Investment Partners, L.P.

Braden M. Leonard - Mr. Leonard’s principal business is to serve as managing member of BML Capital Management, LLC.

(d)
During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)
During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Braden M. Leonard is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

BML Investment Partners, L.P. holds 2,322,627 shares of Common Stock which were acquired using working capital for a total purchase price (including commissions) of approximately $3,574,760.

Item 4.	Purpose of Transaction

BML Investment Partners, L.P. (the "Reporting Person") acquired the Common Stock beneficially owned by the Reporting Person in the ordinary course of purchasing, selling and investing in securities.

On January 9, 2017 ProPhase Labs, Inc. (the Company) announced an agreement to sell the Cold-EEZE brand to Mylan for $50 million.

The Reporting Person believes that the price for the Cold-EEZE brand is fair and that the Board and management did a good job of monetizing the Company’s main asset. However, the Reporting Person has concerns over the structure of the announced deal. Specifically, the Reporting Person has concerns that minority owners will not receive fair value for the assets that the Company is selling. Simply stated, the Reporting Person is concerned that the $50 million received will not flow through to shareholders. Alternatively, if the entire Company had been sold for $50 million, which would include additional valuable assets such as an owned FDA approved manufacturing facility, owned headquarters building, and dietary supplement products, shareholders would receive $2.92 per share. This is nearly 40% more than the closing share price on January 10, 2017, the day AFTER the transaction was announced. Absent a formal agreement to provide liquidity to minority holders, or a change in the structure of the deal, the Reporting Person is concerned that minority holders will be left with an illiquid stock representing ownership of a money-losing business.

The Reporting Person will review all options and analyze the forthcoming Proxy statement before deciding how to vote its shares.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Person were acquired for investment purposes. Except as set forth herein, the Reporting Person does not have any plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

(a)	None

(b)	None

(c)	None

(d)	None

(e)	None

(f)	None

(g)	None

(h)	None

(i)	None

(j)	None

Item 5.	Interest in Securities of the Issuer

(a)
As of January 11, 2017, BML Investment Partners, L.P., beneficially owned 2,322,327 shares of the Issuer's Common Stock.

As of January 11, 2017, Braden M. Leonard, beneficially owned 2,322,327 shares of the Issuer's Common Stock.

As of January 11, 2017, BML Investment Partners, L.P., beneficially owned 13.6% of the Issuer's Common Stock.

As of January 11, 2017, Braden M. Leonard, beneficially owned 13.6% of the Issuer's Common Stock.

(b)
BML Investment Partners, L.P. has sole voting power over 0 shares, sole dispositive power over 0 shares, shared voting power over 2,322,627 shares and shared dispositive power over 2,322,627 shares.

Braden M. Leonard has sole voting power over 0 shares, sole dispositive power over 0 shares, shared voting power over 2,322,627 shares and shared dispositive power over 2,322,627 shares.

(c)	None

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)	None

(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BML Investment Partners, L.P., a Delaware limited partnership By: BML Capital Management, LLC, its general partner and an Indiana limited liability company

January 11, 2017	By:	/s/ Braden M. Leonard
Managing Member

January 11, 2017	By:	/s/ Braden M. Leonard
Braden M. Leonard

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)